THIS DOCUMENT IS AN ELECTRONIC CONFIRMATION COPY OF THE
AMENDMENT NO. 1 TO SCHEDULE 13D FILED ON FEBRUARY 11, 1994

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      OshKosh B'Gosh, Inc.
                        (Name of Issuer)

                      Class B Common Stock
                 (Title of Class of Securities)

                           688222 30 6
                         (CUSIP Number)

    Michael D. and Margaret H. Wachtel, 1030 Washington Ave.,
                Oshkosh, WI  54901 (414) 426-1119
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 31, 1993
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   688222 30 6                      Page 2 of 7 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Michael D. Wachtel
          ###-##-####

2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]            (b)  [X]

3.   SEC Use Only

4.   Source of Funds*
          Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.   Sole Voting Power
          0

8.   Shared Voting Power
          118,078

9.   Sole Dispositive Power
          0

10.  Shared Dispositive Power
          118,078


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          118,078

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
          [X]

13.  Percent of Class Represented by Amount in Row (11)
          9.0%

14.  Type of Reporting Person*
          IN

                          SCHEDULE 13D

CUSIP No.   688222 30 6                      Page 3 of 7 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Margaret H. Wachtel
          ###-##-####

2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]                 (b)  [X]

3.   SEC Use Only

4.   Source of Funds*
          Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owner by Each Reporting Person
With:

7.   Sole Voting Power
          0

8.   Shared Voting Power
          118,078

9.   Sole Dispositive Power
          0

10.  Shared Dispositive Power
          118,078


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          118,078

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
          [X]

13.  Percent of Class Represented by Amount in Row (11)
          9.0%

14.  Type of Reporting Person*
          IN

SCHEDULE 13D - AMENDMENT NO. 1
Michael D. and Margaret H. Wachtel
OshKosh B'Gosh, Inc.

Item 1.   Security and Issuer.

     Issuer:   OshKosh B'Gosh, Inc.
               112 Otter Avenue
               Oshkosh, Wisconsin  54901

     Security: Class B Common Stock, par value $.01 per share

Item 2.   Identity and Background.

     This Statement is filed jointly by Michael D. and Margaret H. Wachtel. Mr. Wachtel is Executive Vice President and
Chief Operating Officer of OshKosh B'Gosh, Inc. (the "Company").
Mrs. Wachtel is a housewife.  Their address is 1030 Washington
Ave., Oshkosh, Wisconsin 54901. Mr. and Mrs. Wachtel are citizens of the United States.

     Neither Mr. or Mrs. Wachtel have been convicted in any criminal proceedings during the last five years, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the enjoining of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration.

     Since the filing of Mr. and Mrs. Wachtel's original Schedule
13D, they have only acquired Class B Common Stock through bona fide gifts.

Item 4.   Purpose of Transaction.

     Since the filing of Mr. and Mrs. Wachtel's original Schedule 13D, they have only acquired Class B Common Stock through bona fide gifts, which have increased their holdings of the voting stock of the Company. Mr. and Mrs. Wachtel's percentage increase in Class B Common Stock is primarily the result of an amendment to the Company's Restated Certificate of Incorporation, adopted by shareholders at the 1993 Annual Meeting, which made shares of Class B Common Stock convertible into shares of Company Class A Common Stock on a share-for-share basis. As a result of adoption of this amendment and subsequent shareholder conversions, the number of shares of Class B Common Stock outstanding has been substantially reduced and caused those persons who have elected not to convert to have a greater degree of control over the Company as measured by percentage ownership of Class B Common Stock.

     Mr. and Mrs. Wachtel have no other present plans or proposals which relate to or would result in: the acquisition or disposition of additional securities of the Company; any extraordinary transaction involving the Company; any material sale or transfer of the Company's assets; any change in the present board of directors or management of the Company; any material change in the Company's present capitalization, dividend policy, business or corporate structure; any change in the Company's articles of incorporation or bylaws; the cessation of quotation of a class of the Company's equity securities on NASDAQ; or the termination of registration of a class of the Company's equity securities under the Securities Exchange Act of 1934.

Item 5.   Interest in Securities of the Issuer.

     Mr. and Mrs. Wachtel beneficially own 118,078 shares of Class B Common Stock, representing 9.0% of the outstanding shares of such securities on December 31, 1993. Mr. and Mrs. Wachtel share voting and investment power with each other as to 110,611 shares of Class B Common Stock and share voting and investment power with their minor children as to 7,467 shares of such stock. The total beneficial shareholdings of Class B Common Stock listed above excludes shares held by certain trusts of which Mr. and Mrs. Wachtel or their children are income beneficiaries but to which they disclaim beneficial ownership. Mr. and Mrs. Wachtel's percentage ownership of Class B Common Stock will be subject to continued fluctuation based upon other shareholders' conversions of Class B Common Stock for Class A Common Stock.

     During the past 60 days, Mrs. Wachtel has had the following transaction in shares of Class B Common Stock:

                    Type of           No. of         Price per
  Date            Transaction         Shares           Share

12/7/93       Acquisition by Gift      1,000       Not Applicable

Mr. Wachtel has had no such transactions.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     All of the Class B Common Stock held directly or indirectly by any descendant or the spouse of a descendant of Earl W. Wyman, deceased (including, among others, Charles F. Hyde, Joyce W. Hyde, the Earl W. Wyman Trusts, Thomas R. Wyman, William F. Wyman, Douglas W. Hyde, Michael D. Wachtel, Margaret H. Wachtel and Thomas R. Hyde) is subject to a cross purchase agreement pursuant to which the shares generally may not be transferred except to such a descendant or spouse of a descendant unless they have been offered first to the other persons subject to the cross purchase agreement. A total of approximately 1,035,655 shares of the Class B Common Stock is currently subject to the agreement, representing approximately 79.4% of the total amount of the Class B Common Stock issued and outstanding.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A:  Agreement of Joint Filing. . . . .Filed Herewith

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

     Date:  February 7, 1994.



/s/ Michael D. Wachtel
Michael D. Wachtel


/s/ Margaret H. Wachtel
Margaret H. Wachtel

EXHIBIT A



AGREEMENT OF JOINT FILING


     Pursuant to Regulation s. 240.13d-1(f) adopted under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the joint Amendment No. 1 to Schedule 13D to which this Agreement is attached as an exhibit, and that such joint Amendment No. 1 to
Schedule 13D, as so filed, is filed on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 7, 1994.


/s/ Michael D. Wachtel
Michael D. Wachtel


/s/ Margaret H. Wachtel
Margaret H. Wachtel